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                                    UNITED STATES
                                    SECURITIES AND
                                 EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                   SEC FILE NUMBER
                                       0-4281
                                    CUSIP NUMBER

(check one):[x] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q  [] Form N-SAR

     For Period Ended:     June 30, 1996
    []   Transition Report on Form 10-K
    []   Transition Report on Form 20-F
    []   Transition Report on Form 11-K
    []   Transition Report on Form 10-Q
    []   Transition Report on Form N-SAR
     For the Transition Period Ended:
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
   10-K/A to amend its Annual Report on Form 10-K for items 10 through 13.


PART I - REGISTRANT INFORMATION

Full Name of Registrant:
    Alliance Gaming Corporation

Former Name if Applicable:


Address of Principal Executive Office (Street and Number):
    6601 S. Bermuda Rd.

City, State and Zip Code:
    Las Vegas, Nevada  89119


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F,11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The merger with Bally Gaming International, Inc. on June 18, 1996 has resulted in addition and integration of staff, systems and compensation changes, and a relocation of Alliance's corporate offices to the Bally facilities. As a result, the Company cannot, without reasonable effort and expense, file its Form 10-K/A, containing its proxy disclosures, timely. An extension in the time to file is hereby made for a period of up to 15 days to ensure the accuracy and completeness of such filing.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

          Scott D. Schweinfurth          702              270-6700
              (Name)                  (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [x] YES   [ ] NO



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ ] YES    [x] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                         Alliance Gaming Corporation
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 1996                         By :  /s/  Scott D.Schweinfurth